Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

July 23, 2012

Susan Block

Attorney-Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

T.O Entertainment, Inc.

Amendment No. 3 to Current Report on Form 8-K

Filed July 9, 2012

File No. 000-53340

Dear Ms. Block:

On behalf of T.O Entertainment, Inc. (formerly IBI Acquisitions, Inc.), a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated July 16, 2012.  Please also note that Amendment No. 4 to the Current Report on Form 8-K, which incorporates amendments to the Form 8-K described below, has been filed today.

General

1.

We note your response to our prior comment 1 and reissue in part. Please disclose in the beginning of Form 8-K that you are an emerging growth company. We suggest a separate paragraph indicating that you are an emerging growth company, following the table of contents.

Response:  The 8-K has been revised in response to this comment.  The following disclosure that the company is an emerging growth company has been moved from page 7 to the beginning of the Form 8-K, immediately following the Table of Contents:

The Company qualifies as an Emerging Growth Company under the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted on April 5, 2012. References herein to "Emerging Growth Company" shall have the meaning associated with it in the JOBS Act.

As an Emerging Growth Company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

●  Only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management's Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

●  Reduced disclosure about our executive compensation arrangements.

●  No non-binding advisory votes on executive compensation or golden parachute arrangements.

●  Exemption from the auditor attestation requirement in the assessment of our internal control over financial   reporting.

We will remain an Emerging Growth Company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30th of the prior year,  and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Emerging Growth Company, page 6

2.

Please refer to the penultimate paragraph in the Emerging Growth Company section on page 7. Because you can benefit from scaled disclosure available to emerging growth company under the JOBS act only for a maximum of five years and exemptions available to smaller reporting companies and emerging growth companies differ in some respects, disclosure in this section appears to be incorrect. Please revise to clarify your disclosure in this regard.

Response:  The 8-K has been revised in response to this comment.  The following revised disclosure regarding the scaled disclosure requirements applicable to Smaller Reporting Companies, is included with the emerging growth company disclosures immediately following the Table of Contents:

In addition to qualifying as an Emerging Growth Company, we also currently qualify as a Smaller Reporting Issuer under Rule 12b-2 of the Securities Exchange Act of 1934, as amended.  Rule 12b-2 defines a Smaller Reporting Company as  an issuer that is not an investment company, an asset-backed issuer), or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●Had a public float of less than $ 75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-

affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

As long as we remain a Smaller Reporting Company, we may take advantage of certain scaled or reduced disclosure requirements, some of which are the same as the reduced disclosure requirements applicable to an Emerging Growth Company.  In the event that we cease to be an Emerging Growth Company as a result of a lapse of the five year period, but continue to be a Smaller Reporting Company, we would continue to be able to take advantage of the scaled disclosure requirements applicable to a Smaller Reporting Company.

Risk Factors, page 22

3.

We note from your response to our prior comment one and your revised disclosure on page 26 that you have revised the Risk Factors section of your amended Form 8-K to disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), and that this election allows you to delay the adoption of new or revised accounting standards with a transition period. You also disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please clarify in your disclosure that you are not required to adopt the new or revised accounting standards until those standards apply to private companies. Also, as previously requested, please revise your Critical Accounting Estimates Section of MD&A to include similar disclosure.

Response:  The 8-K has been revised in response to this comment.   The Risk Factor regarding the Company’s election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), has been revised as follows:

The JOBS Act permits us to utilize an extended transition period for new or revised accounting standards, which may make it difficult to compare our financials to that of other companies.

Section 107 of the JOBS Act provides that an “emerging growth company” such as us can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, as an “emerging growth company” we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.  As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

The Critical Accounting Estimates section of the MD&A has also been revised to include the following disclosure regarding the Company’s election to use the extended transition period for complying with new or revised accounting standards:

Transition Period for compliance with new or revised accounting standards

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” we can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.  As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates.

Exhibit 99.1 Financial Statements

4.

Please revise Exhibit 99.1 to include the unaudited interim financial statements of T.O Entertainment, Inc. as of and for the six months ended September 30, 2011.

Response:  The unaudited interim financial statements of T.O Entertainment, Inc., as of and for the six months ended September 30, 2011, which were incorporated by reference as Exhibit 99.2 to Amendment 3 to the Current Report on Form 8-K filed July 9, 2012, are filed as Exhibit 99.2 to Amendment 4 to the Current Report on Form 8-K.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.